UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2012

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of the Plan)

FULTON FINANCIAL CORPORATION
One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS
December 31, 2012 and 2011

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2012 and 2011

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                   1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                              2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                                                                                                 3

NOTES TO FINANCIAL STATEMENTS                                                                                       4

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                       9

       SCHEDULE G, Part III – SCHEDULE OF NONEXEMPT TRANSACTIONS                             10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation 401(k) Retirement Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule G, Part III – Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

Crowe Horwath LLP

Columbus, Ohio
July 1, 2013

1.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011

ASSETS
Cash	$212,911	$16,049
Investments at fair value (Note 4)	242,985,281	219,755,512

Receivables
Other receivable	-	6,174
Notes receivable from participants	19,886	43,999
Accrued income	112,610	251,353
Employer contribution	4,898,412	4,902,441

Total receivables	5,030,908	5,203,967

Total assets	248,229,100	224,975,528

LIABILITIES
Security transaction payable	87,174	21,143
Administrative expenses payable	-	27,773
Total liabilities	87,174	48,916

Net assets available for benefits	$248,141,926	$224,926,612

See accompanying notes to financial statements.

2.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income (loss)
Net appreciation (depreciation) in fair
value of investments (Note 4)	$20,405,495	$(6,569,259)
Interest and dividends	5,511,405	3,924,133
	25,916,900	(2,645,126)

Contributions
Employer contributions	11,549,396	11,008,846
Participant contributions	10,197,008	9,510,419
Participant rollovers	459,671	668,339
	22,206,075	21,187,604

Total additions	48,122,975	18,542,478

Deductions from net assets attributed to:
Benefits paid to participants	24,801,818	17,341,386
Administrative expenses	105,843	136,618
Total deductions	24,907,661	17,478,004

Net increase	23,215,314	1,064,474

Net assets available for benefits
Beginning of year	224,926,612	223,862,138

End of year	$248,141,926	$224,926,612

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries. Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service and attain age 21. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions: The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation. To be eligible for an employer profit sharing contribution, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007.  For the years ended December 31, 2012 and 2011, an employer profit sharing contribution of 5% of eligible compensation was made to eligible participants.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

The employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, an allocation of the Company contributions and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of five years of credited service.

Participants of the Resource Bank subsidiary shall be vested based on a two year cliff vesting schedule for employer contributions made prior to January 1, 2009.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

(Continued)

4.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2012 and 2011 were $16,846 and $70,755, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by the trustee on behalf of the Plan are deposited into the Plan and are reflected in the applicable fund investment returns.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds or common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

5.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2012 Using
Quoted Prices in Active Markets for Identical Assets (Level 1)
Investments:
Mutual Funds
Equity Mutual Funds	$ 130,847,366
Fixed Income Mutual Funds	60,449,041
Blended Mutual Funds	29,851,302
Common Stock
Fulton Financial Corporation common stock	21,837,572

There were no transfers between Level 1 and Level 2 during 2012.

Fair Value Measurements at December 31, 2011 Using
Quoted Prices in Active Markets for Identical Assets (Level 1)
Investments:
Mutual Funds
Equity Mutual Funds	$ 115,494,440
Fixed Income Mutual Funds	56,191,469
Blended Mutual Funds	24,172,364
Common Stock
Fulton Financial Corporation common stock	23,897,239

There were no transfers between Level 1 and Level 2 during 2011.

(Continued)

6.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At December 31, 2012 and 2011, approximately 9% and 11% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits (at fair value).

	December 31, 2012
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	2,272,380	$ 21,837,572
American Century Heritage Fund	775,026	17,732,591
Loomis Sayles Small Cap Value Fund	462,497	13,907,280
Vanguard 500 Index Fund	216,782	23,525,228
Goldman Sachs Financial Square Government Fund	22,556,485	22,556,485
MFS Value Fund	691,759	17,612,179
MFS Research International Fund	910,680	14,343,211
Federated Total Return Bond Fund	2,714,668	31,028,659
T Rowe Price Growth Stock Fund	676,113	25,543,542

	December 31, 2011
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	2,436,008	$ 23,897,239
American Century Heritage Fund	790,833	15,879,918
Loomis Sayles Small Cap Value Fund	496,725	12,979,435
Vanguard 500 Index Fund	210,987	20,180,950
Goldman Sachs Financial Square Government Fund	21,681,108	21,681,108
MFS Value Fund	696,985	15,661,242
MFS Research International Fund	921,799	12,656,300
Federated Total Return Bond Fund	2,453,001	27,669,965
T Rowe Price Growth Stock Fund	701,157	22,317,843

(Continued)

7.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 4 - INVESTMENTS (Continued)

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $20,405,495 and $(6,569,259), respectively, as follows:

	2012	2011

Mutual Funds	$20,797,803	$(8,149,632)
Collective Trust Fund	-	2,736,434
Fulton Financial Corporation Common Stock	(392,308)	(1,156,061)
	$20,405,495	$(6,569,259)

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $23,320 at December 31, 2012 and $351,909 at December 31, 2011.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel for recordkeeping services totaled $440 and $38,914 for 2012 and 2011, respectively. Fees paid to Fulton Financial Advisors (FFA) related to benefits paid to participants and recordkeeping services totaled $75,165 and $64,946 for 2012 and 2011, respectively. Fees paid to Crowe Horwath LLP, the auditor for the Plan, totaled $28,300 and $31,600 for 2012 and 2011, respectively. Fees paid to Newkirk Products totaled $1,938 and $1,158 for 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Plan had investments of $21,837,572 and $23,897,239, respectively, in Fulton Financial Corporation common stock.  Approximately $692,089 and $407,555 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2012 and 2011, respectively. Notes receivable from participants also reflect party-in-interest transactions.

Certain immaterial rebates on investment fees received by FFA were not deposited into the Plan on a timely basis which constituted non-exempt transactions under ERISA with a party-in-interest.  Management finished correcting these transactions in accordance with the applicable regulatory guidelines during 2012.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC.

8.

SUPPLEMENTAL SCHEDULES

FULTON FINANCIAL CORPORATION
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

Name of Plan Sponsor:    Fulton Financial Corporation

EIN:                23-2195389

Plan number:             001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Mutual Funds

	Vanguard	Vanguard 500 Index Fund	✓	$23,525,228
	Vanguard	Vanguard Small Cap Value Index Fund	✓	3,686,265
	Vanguard	Vanguard Mid Cap Index Fund	✓	3,501,399
	Vanguard	Vanguard Star Fund	✓	3,260,687
	Goldman Sachs & Co.	Goldman Sachs Financial Square
		Government Fund	✓	22,556,485
	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	✓	4,448,208
	Fidelity Investments	Fidelity Advisor Small Cap Value Fund	✓	3,286,776
	Loomis Sayles	Loomis Sayles Small Cap Value Fund	✓	13,907,280
	MFS Investment
	Management	MFS Research International Fund	✓	14,343,211
	MFS Investment
	Management	MFS Value Fund	✓	17,612,179
	Goldman Sachs & Co.	Goldman Sachs Financial Square		21,261
		Prime Institutional Fund	✓
	Federated
	Investors, Inc.	Federated Total Return Bond Fund	✓	31,028,659
	T Rowe Price	T Rowe Price New Income Fund	✓	6,842,636
	T Rowe Price	T Rowe Price Growth Stock Fund	✓	25,543,542
	T Rowe Price	T Rowe Price Retirement 2010 Fund	✓	3,556,884
	T Rowe Price	T Rowe Price Retirement 2020 Fund	✓	11,311,337
	T Rowe Price	T Rowe Price Retirement 2030 Fund	✓	8,877,672
	T Rowe Price	T Rowe Price Retirement 2040 Fund	✓	5,191,632
	T Rowe Price	T Rowe Price Retirement 2050 Fund	✓	913,777
	American Century	American Century Heritage Fund	✓	17,732,591

		Common Stock

*	Fulton Financial
	Corporation	Common Stock	✓	21,837,572

		Participant Loans

*	Plan Participants	Participant Loans interest rates
		ranging from 5.00% - 6.49%	✓	19,886

		Total		$243,005,167

* Party-in-interest
✓All investments are participant directed, therefore, historical cost information is not required.

 9.

SCHEDULE G (Form 5500)	Financial Transaction Schedules	OMB No. 1210-0110
Department of Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	2012 This Form is Open to Public Inspection.

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan
Fulton Financial Corporation 401K Retirement Plan

B Three-digit plan number (PN) ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
Fulton Financial Corporation

D Employer Identification Number (EIN)
23-2195389

Part I Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Complete as many entries as needed to report all loans or fixed income obligations in default or classified as uncollectible. Check box (a) if obligor is known to be a party in interest. Attach Overdue Loan Explanation for each loan listed. See Instructions.

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year			Amount overdue	
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year			Amount overdue	
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year			Amount overdue	
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. Schedule G (Form 5500) 2012
v.120126

Schedule G (Form 5500) 2012 Page 2 -

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year				Amount overdue
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year				Amount overdue
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year				Amount overdue
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year				Amount overdue
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

(a)	(b) Identity and address of obligor	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
☐		

	Amount received during reporting year				Amount overdue
(d) Original amount of loan	(e) Principal	(f) Interest	(g) Unpaid balance at end of year	(h) Principal	(i) Interest

Schedule G (Form 5500) 2012 Page 3 -

Part II **Schedule of Leases in Default or Classified as Uncollectible**

Complete as many entries as needed to report all leases in default or classified as uncollectible. Check box (a) if lessor or lessee is known to be a party in interest. Attach Overdue Lease Explanation for each lease listed. (See instructions)

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization, or other party-in-interest	(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
☐			

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year	(h) Expenses paid during the plan year	(i) Net receipts	(j) Amount in arrears

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization, or other party-in-interest	(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
☐			

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year	(h) Expenses paid during the plan year	(i) Net receipts	(j) Amount in arrears

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization, or other party-in-interest	(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
☐			

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year	(h) Expenses paid during the plan year	(i) Net receipts	(j) Amount in arrears

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization, or other party-in-interest	(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
☐			

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year	(h) Expenses paid during the plan year	(i) Net receipts	(j) Amount in arrears

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization, or other party-in-interest	(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
☐			

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year	(h) Expenses paid during the plan year	(i) Net receipts	(j) Amount in arrears

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization, or other party-in-interest	(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
☐			

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year	(h) Expenses paid during the plan year	(i) Net receipts	(j) Amount in arrears

Schedule G (Form 5500) 2012 Page 4 -

Part III Nonexempt Transactions

Complete as many entries as needed to report all nonexempt transactions. **Caution:** If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction.

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N. A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			1,712		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N. A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			198		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N. A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			1		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N. A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			1		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N. A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			3		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N. A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			60

Schedule G (Form 5500) 2012 Page 4 -

Part III Nonexempt Transactions

Complete as many entries as needed to report all nonexempt transactions. **Caution:** If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction.

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N.A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			67		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N.A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			63		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N.A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			45		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N.A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			54		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price
Fulton Bank, N.A.	Plan Sponsor/Service Provider	Operational failure to rebate fees per contract	

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
			22		

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price

(e) Selling price	(f) Lease rental	(g) Transaction expenses	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date: July 1, 2013	By: /s/ Louis Yoka Louis Yoka Vice President, Compensation & Benefits

.

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors